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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25



                          NOTIFICATION OF LATE FILING



(Check One):  |X| Form 10-K    [ ] Form 20-F          [ ]Form 11-K
              [ ] Form 10-Q    [ ] Form N-SAR

                      For Period Ended: December 31, 1996
                          ---------------------------
                      [ ] Transition Report on Form
                      10-K [ ] Transition Report on
                      Form 20-F [ ] Transition Report
                      on Form 11-K [ ] Transition
                      Report on Form 10-Q [ ]
                      Transition Report on Form N-SAR
                      For the Transition Period Ended:
                                                      ---------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Saratoga Beverage Group, Inc.
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Full Name of Registrant


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Former Name if Applicable


11 Geyser Road
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Address of Principal Executive Office (Street and Number)


Saratoga Springs, New York  12866
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                              (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (6/94)
PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (See attached Schedule)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Anthony  Principe        (518)           584-6363
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     (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes |_|No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_|Yes |X|No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Saratoga Beverage Group, Inc.
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           (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 1997                           By: /s/ Anthony Principe
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                                                  Anthony Principe
                                                  Chief Financial Officer


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                            Schedule to Form 12b-25

     Saratoga Beverage Group, Inc. (the "Company") is in the process of completing a financing transaction. Given the current status of the transaction, proper disclosure in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996 (the "Form 10-KSB") could not be timely made, and thus the Form 10-KSB could not be timely filed, without unreasonable effort or expense. As a result, the Company will be delayed in filing the Form 10-KSB. The Form 10-KSB will be filed within the time period required by Rule 12b-25.